March 5, 2024

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:       Apogee Therapeutics, Inc.

      Registration Statement on Form S-1 (File No. 333-277664)

Dear Mr. Edwards:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Apogee Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to March 7, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP, by calling Melanie Neary at (415) 393-8243.

Sincerely,

APOGEE THERAPEUTICS, INC.

/s/ Michael Henderson, M.D.
Michael Henderson, M.D.
Chief Executive Officer

cc:

Jane Pritchett Henderson, Apogee Therapeutics, Inc.

Matthew Batters, Apogee Therapeutics, Inc.

Ryan A. Murr, Gibson, Dunn & Crutcher LLP

Branden C. Berns, Gibson, Dunn & Crutcher LLP

Melanie E. Neary, Gibson, Dunn & Crutcher LLP